SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2004
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
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             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
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                 (Translation of registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                     ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                 Yes     No  X
                                     ---    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                  Yes     No  X
                                      ---    ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---


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[PEMEX LOGO]


                                      SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 61 / 2004
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                                                              DATE: 03/ 11/ 2004

                  JAPANESE BANK EXTENDS PEMEX A LINE OF CREDIT

          o    Credit for U.S. $500 million

          o    It will be used for the Strategic Gas Program

          o    Recognition to the credit rating of the Institution


                   The Japan Bank for International Cooperation (JBIC) granted Petroleos Mexicanos a line of credit in Yens, equivalent to U.S. $500 million, that will be used to finance the development of the works of Pemex Exploration and Production's Strategic Gas Program.

                   The Director General of Petroleos Mexicanos, Raul Munoz Leos, and the Governor of JBIC, Kyosuke Shinozawa, signed the financing agreement in the Council Room of the Executive Tower of PEMEX.

                   This unsecured line of credit presents great benefits for Pemex, since it will allow the financing, on a long term basis and at a preferential interest rate, of up to a hundred per cent of some works, independently of the country of origin of the goods and services that are used for their development.

                   It should be highlighted that this credit is the third credit granted directly by JBIC to PEMEX for the development of its projects, which constitutes a recognition to its favorable credit rating.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Petroleos Mexicanos



                                             By: /s/ OCTAVIO ORNELAS ESQUINCA
                                                 ----------------------------
                                                 Octavio Ornelas Esquinca
                                                 Managing Director of Finance
                                                 and Treasury


Date:  March 15, 2004




                           FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.